September 25, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

Attn: Daniel Crawford and Conlon Danberg

Re: eXp World Holdings, Inc.

Definitive Proxy Statement on Schedule 14A

Letter dated September 13, 2024

File No. 001-38493

Dear Messrs. Crawford and Danberg:

On behalf of eXp World Holdings, Inc., a Delaware corporation (the “Company”, “eXp”, “we”, and “our”), I am submitting this written statement in response to the request contained in the letter (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission, dated September 13, 2024, with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 27, 2024.

The text of the Comment Letter has been included below in bold italic type for your convenience. For the Staff’s convenience we have also set forth the Company’s response to the comment immediately following the comment.

Response Letter submitted September 13, 2024

Pay Versus Performance

1.

In your response to prior comment 2, you indicated that you believe your disclosure as provided was sufficient given your facts and circumstances. It is unclear, however, which components of the compensation actually paid calculations were impacted by the errors in “Compensation Actually Paid to PEO” for 2021 and “Average Compensation Actually Paid to Non-PEO NEOs” for 2022; and whether these errors could have enhanced an investor’s understanding of the information in the pay versus performance table and related disclosure for 2023. We note, for example, that the relationship graphs provided on pages 45 and 46 show significantly less variability in compensation actually paid than the graphs on pages 58 and 59 of your 2022 proxy statement. It is not clear, however, which underlying factors caused these changes. Without the revised compensation actually paid calculations, we are unable to fully understand the trends shown in your graphs on pages 45 and 46. We note in this regard that changes in equity value from year to year will have an impact on compensation actually paid, total shareholder return and your Company-Selected Measure, “Annual Total Stockholder Return.”

Please tell us the specific factors that you considered in your determination not to include the calculations required by Item 402(v)(2)(iii) of Regulation S-K for the years prior to 2023. In particular, please tell us whether and how you considered (1) the impact that positive and negative revisions to two or more individual components of the compensation actually paid calculation could have on the net amount presented in the total, (2) the impact of each individual calculation on the difference between Summary Compensation Table and compensation actually paid totals from year to year, and (3) the magnitude of changes between 2023 and prior years attributable to each individual calculation, as well as how each of these considerations could enhance an investor’s understanding of your compensation program. Further, please address how you considered the impact of the omitted disclosure on your relationship graphs as discussed above.

Response to Comment 1:

Corrections Regarding Base Salary

With respect to the corrections to the base salaries for Mr. Sanford and Mr. Whiteside, the Company respectfully notes that such base salaries were not an input to the calculations set forth in Item 402(v)(2)(iii) for the fiscal year in which they were earned. Specifically, with respect to a covered fiscal year, Item 402(v)(2)(iii) requires calculation of:

1.	accumulated benefits under defined benefit and actuarial pension plans (Item 402(v)(2)(iii)(A));
2.	service cost and prior service cost related to such plans (Item 402(v)(2)(iii)(B)(1));
3.	fair value of awards disclosed in the Summary Compensation Table (Item 402(v)(2)(iii)(C)(1));
4.	fair value of awards granted during such year that are outstanding and unvested as of the end of such year (Item 402(v)(2)(iii)(C)(1)(i));
5.	change in the fair value of awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year (Item 402(v)(2)(iii)(C)(1)(ii));
6.	fair value as of the vesting date of awards that are granted and vest in such fiscal year (Item 402(v)(2)(iii)(C)(1)(iii));
7.

change as of the vesting date in fair value of awards granted in any prior fiscal year for which all applicable vesting conditions were satisfied at the end of or during the covered fiscal year (Item 402(v)(2)(iii)(C)(1)(iv));

8.	fair value at the end of the prior fiscal year for awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during such year (Item 402(v)(2)(iii)(C)(1)(v)); and
9.

value of dividends or other earnings paid on stock or option awards in such year prior to the vesting date that are not otherwise included in the total compensation for such year ((Item 402(v)(2)(iii)(C)(1)(vi)).

Because the corrections to the base salaries for Mr. Sanford and Mr. Whiteside were not an input to the calculations set forth in Item 402(v)(2)(iii) for the fiscal years in which they were earned, the Company determined such Item 402(v)(2)(iii) calculations were not material to investor understanding of the information reported in the pay versus performance table for 2023, or of the relationship disclosure provided under Item 402(v)(5).

Correction Regarding Bonus

Similarly, with respect to the correction to the 2022 annual bonus for Mr. Ansari, the Company respectfully notes that such bonus was not an input to the calculations set forth in Item 402(v)(2)(iii), which calculations are listed above, for the fiscal year in which the bonus was earned. Because the correction to the bonus for Mr. Ansari was not an input to the calculations set forth in Item 402(v)(2)(iii) for the fiscal year in which the bonus was earned, the Company determined such Item 402(v)(2)(iii) calculations were not material to investor understanding of the information reported in the pay versus performance table for 2023, or of the relationship disclosure provided under Item 402(v)(5).

Corrections Regarding Compensation Actually Paid (CAP) and Average CAP

With respect to the corrections regarding the 2021 overstatement of CAP to Mr. Sanford and the 2022 overstatement of the average CAP to non-CEO NEOs, the Company thanks the Staff for their comment.

The Company respectfully notes that it considered the following factors in its determination not to include the calculations required by Item 402(v)(2)(iii):

1.	the corrections resulted in downward adjustments to the CAP to Mr. Sanford and the Average CAP to non-CEO NEOs;

2.	the corrections were highlighted in the footnotes to the 2023 pay versus performance table;
3.	the correct CAP and average CAP amounts were disclosed in the 2023 pay versus performance table; and
4.	the correct CAP and average CAP amounts were used in the 2023 pay versus performance relationship disclosure.

Because of these factors, the Company determined that Item 402(v)(2)(iii) calculations would not provide additional material information to an investor’s understanding of the information reported in the pay versus performance table for 2023, or of the relationship disclosure provided under Item 402(v)(5).

The Company respectfully notes that it considered the impact that revisions to CAP inputs could have on CAP, the impact of each CAP input on the difference between Summary Compensation Table and CAP totals for a given fiscal year, the magnitude of changes and the impact of the changes on the relationship disclosure. However, the Company determined, upon advice of counsel, that the disclosure initially provided was adequate in light of the four factors listed above.

However, upon further review and consultation with outside advisers, and in accordance with the Staff’s comments, the Company commits that, in the future, the Company will provide Item 402(v)(2)(iii) disclosure for any prior fiscal year for which there is a correction to CAP or average CAP. The Company thanks the Staff for its comment.

Sincerely,

/s/ James Bramble

James Bramble

Chief Legal Counsel, Secretary